Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 4631

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Stericycle, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

File No. 000-21229

Dear Mr. Hartz:

I am writing in response to your letter of May 25, 2011. For the staff’s convenience, I have repeated each of the staff’s comments in bold before our response to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies, page 38

1.

Please explain to us in better detail your revenue recognition policy regarding your Steri-Safe service.  Also, explain the terms of a typical product recall, return, and retrieval.  Help us understand if any of those services require any milestones or performance requirements prior to reimbursement.  Please quantify the revenue for each of these individual services for each year presented.  Also, please quantify and tell us more about revenue recognition for Communication Services and Integrated Waste Stream Solutions.

Response:

•

Steri-Safe

Our domestic Steri-Safe® OSHA compliance program  is a  regulated waste management service to which  a compliance-assistance service can be added by customers who typically do not have the internal personnel and systems to comply with OSHA regulations or who prefer the simplicity of a set fee.  Customers for our Steri-Safe® service pay a subscription fee for regulated waste collection and processing.

We recognize revenues from our Steri-Safe program evenly over the contractual service period because the regulated waste collection and processing services we perform, which represent the primary deliverable, are repeated over the service period.

•

Regulated Returns and Recall Management Services

Regulated Returns and Recall Management Services primarily involve the collection or retrieval and disposal of expired pharmaceuticals or recalled products. In the case of expired pharmaceuticals (pharmaceutical waste), we collect the waste from our customers; in the case of recalled or withdrawn pharmaceuticals and other products, the products are sent to one of our processing centers by distributors, pharmacies or consumers in accordance with the manufacturer’s directions; and in the case of a product retrieval, we collect the product from store shelves. Upon receipt at a processing facility, expired or recalled products are counted and logged and, in accordance with the manufacturer’s instructions, are then returned to the manufacturer or destroyed in compliance with applicable regulations.  We also provide notification for recalls and complete documentation for our customers of all regulated waste that we collect in accordance with applicable regulations and customer requirements.

Revenues from Regulated Returns and Recall Management services are recorded at the time services are performed.  These contracted services do not require any milestones or other performance requirements.

•

Communication Services

Our communication services are offered to doctor’s offices and hospitals, for many of which we also provide regulated waste services. Actual telephone minutes are tracked and billed to our customers based on a contracted price per minute with revenue recognized as the service is performed.

•

Integrated Waste Stream Solutions (IWSS)

IWSS is a service that provides a single point of contact for a customer’s different waste streams.  The customer’s waste streams are reviewed for types and quantity and a monthly fee to collect those wastes is contracted.  As an example, an IWSS customer may wish us to process their medical “red bag” waste as well as their sharps disposal and pharmaceutical wastes.  Each month as waste is collected the customer is billed the contracted fee and revenue is recognized as the service is performed.

The table below reflects the respective revenues for 2010, 2009, and 2008.  Revenue by service type should not be used to evaluate trends because our customers often move from one regulated waste service to another.

Revenue (in millions)	2010	2009	2008
Steri-Safe	$437	$377	$312
Regulated Returns and Recall Management Services	126	70	74
Communication Services	4	-	-
Integrated Waste Stream Solutions	12	-	-

We believe we are appropriately applying revenue recognition guidance consistent with the services rendered for our programs.

2.

Tell us whether the fines you have paid on behalf of Steri-Safe customers due to OSHA inspections, if any, have been material.  Please quantify such fines for us, in each year presented.

Response:  Fines paid on behalf of our customers for OSHA inspections were not material.  The fines paid in 2010 were approximately $5,000 and fines paid in 2009 were approximately $2,600.  We did not pay any fines on behalf of our customers during 2008.

Note 16 – Products and Services and Geographic Information, page 58

3.

In future filings please expand your segment disclosures to include revenue by type of service, including but not limited to:

•

Medical Waste Disposal

•

Steri-Safe OSHA Compliance Program

•

Sharps Disposal Management

•

Product Recall Services

•

Product Return Services

•

Product Retrieval Services

•

Communication Services

•

Rx Waste Disposal

•

Medical Products and Mailback Kits

•

Integrated Waste Stream Solutions

•

Hazardous Waste Services

•

Retail Waste Services

Please note that although we may concur that some grouping of the above services may be reasonable, it appears to us that, in general, such services, considered in the context of your overall business, are sufficiently dissimilar to provide useful information if reported on a separate basis.  We note that you consider your broad range of services to be one of your competitive strengths.  We also note that one of your goals is to expand your range of services and products.  See ASC 280-10-50-40 for more guidance concerning these disclosure requirements.

Response:  Our various regulated waste services share a common infrastructure and customer base.  We market our regulated waste services by offering various pricing options to meet our customers’ preferences, and customers move between these different billing paradigms. For example, our regulated waste customers may contract with us for “Medical Waste Disposal” services that are billed based on the weight of waste collected, processed and disposed during a particular period and, in a subsequent period, the same customer could move to our standard service “Steri-Safe OSHA Compliance Program,” which packages the same regulated waste services with some training and education services for a contracted subscription fee..  Another example is a customer that purchases our “Medical Waste Disposal” and “Sharps Disposal Management” services and, in a subsequent period, chooses our “Integrated Waste Stream Solutions,” which provides the customer with the same regulated waste services under a different pricing and billing arrangement.  We do not track the movement of customers between the various types of regulated waste services we offer.  Because of these movements, providing revenue information by each service does not give the reader an accurate understanding of the service trend. We do not track the various movements within these similar services or compare results period-to-period as the changes in individual services are not meaningful to compare.  Because the regulated waste services are similar in nature, we believe that aggregating these revenues communicates the appropriate metric.

Our “Medical Products and Mailback Kits” revenues were approximately $20 million while “Communication Services” were approximately $4 million during 2010.  Mailback Kits are used by our customers to ship their regulated waste to us via the US Postal Service.  This is a similar service as our regulated waste disposal.  Communication Services were explained above. The historical revenues of all these services were not material to disclose separately.

Revenues under our Regulated and Returns Management Services are disclosed separately and include Product Recall Services, Product Return Services, and Product Retrieval Services.

In future filings we will discuss the interrelationship of our various regulated waste services to provide a better understanding of our regulated waste business.  In addition, we will continue to monitor the size of our Medical Products and Communication Services revenues to determine if separate disclosure is required.

4.

In future filings please expand your segment disclosures to include the revenue from any particular country if it is material.  See ASC 280-10-50-41 for more guidance concerning these disclosure requirements.

Response:  In future filings, we will provide segment disclosures to include revenue from any particular country if it is material. After considering both quantitative and qualitative factors, we do not expect any individual country to be “material” for purposes of satisfying the individual country disclosure requirement under ASC 280-10-50-41.

Exhibit 23

5.

Please be aware that the consent of your independent public accounting firm is unsigned by your auditor.

Response: We note that our consent filed with our Form 10-K was unsigned by our auditor.  We received a signed consent from our auditor as of the filing date of our Form 10-K and is available upon request.

As requested, I wish to acknowledge on Stericycle’s behalf that:

•

Stericycle is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes in disclosure in response to comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and,

•

Stericycle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we can provide to assist the staff in its review, please advise me.

Very truly yours,

/s/ Frank J.M. ten Brink

Frank J.M. ten Brink

Executive Vice President

and Chief Financial Officer